UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FORTUNA SILVER MINES INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

349915108

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of this Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Hill Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,208,485
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,208,485

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,208,485
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.65%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1 This calculation is based on 127,483,830 common shares, without par value, of Fortuna Silver Mines Inc. (the “Issuer”) outstanding as of November 10, 2014 as reported in the Issuer’s Management Discussion and Analysis for the period ended September 30, 2013, which was filed as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission on November 20, 2014.

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,078,575
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,078,575

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,078,575
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

1See Footnote 1.

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,310,106
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,310,106

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,310,106
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Hill Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 768,469
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 768,469

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,469
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.60%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Illiquid General Partner, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 129,910
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 129,910

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,910
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Illiquid Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 129,910
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 129,910

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,910
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

CUSIP No. 349915108

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sean M. Fieler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 129,000
	6.	SHARED VOTING POWER 7,417,485[2]
	7.	SOLE DISPOSITIVE POWER 129,000
	8.	SHARED DISPOSITIVE POWER 7,417,485

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,546,485[2]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.91%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1See Footnote 1.

2Includes 209,000 Common Shares beneficially owned by a certain charitable foundation of which Mr. Fieler is chairman of the board and has investment discretion over the Common Shares. (See Item 4)

CUSIP No. 349915108

SCHEDULE 13G

Item 1.

(a) Name of Issuer

The issuer is Fortuna Silver Mines Inc., a company incorporated in British Columbia (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

355 Burrard Street, Suite 840, Vancouver, British Columbia, Canada V6C 2G8.

Item 2.

(a) Name of Persons Filing

The persons filing this Amendment No. 3 to Schedule 13G (“Amendment No. 3”) are Mason Hill Advisors LLC, a Delaware limited liability company (“Mason Hill”), Equinox Asset Management LLC, a Delaware limited liability company (“EAM”), Equinox Partners, L.P., a Delaware limited partnership (“Equinox Partners”), Mason Hill Partners, LP, a Delaware Limited Partnership (“Mason Hill Partners”), Equinox Illiquid General Partner, LP, a Delaware limited partnership (“Illiquid GP”), Equinox Illiquid Fund, LP, a Delaware limited partnership (“Illiquid”), and Sean M. Fieler (together with Mason Hill, EAM, Equinox Partners, Mason Hill Partners and Illiquid GP, the “Reporting Persons”).

Mason Hill’s principal business is serving as an investment adviser to certain affiliated funds, including Equinox Partners, Mason Hill Partners and Illiquid.

EAM’s principal business is serving as the sole general partner of each of Equinox Partners and Mason Hill Partners.

Illiquid GP’s principal business is serving as the sole general partner of Illiquid.

Each of Equinox Partners, Mason Hill Partners and Illiquid is a private investment fund.

Mr. Fieler owns a controlling interest in Mason Hill and is the managing member of each of Mason Hill and EAM.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was attached as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on April 3, 2012, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance  with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 27th Floor, New York, New York 10022.

(c) Citizenship

CUSIP No. 349915108

SCHEDULE 13G

Mr. Fieler is a United States citizen.  Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities

Common shares, without par value (“Common Shares”).

(e) CUSIP Number

349915108

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Exchange Act;

(b)

☐

Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

☐

Investment company registered under Section 8 of the Investment Company Act;

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 349915108

SCHEDULE 13G

Item 4.

Ownership.

Each of Mr. Fieler, Mason Hill and EAM may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners and Mason Hill Partners directly beneficially owns.  Each of Mr. Fieler, Mason Hill and EAM disclaims beneficial ownership of such Common Shares for all other purposes.  Each of Mr. Fieler, Mason Hill and Illiquid GP may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Illiquid directly beneficially owns.  Each of Mr. Fieler, Mason Hill and Illiquid GP disclaims beneficial ownership of such Common Shares for all other purposes. Mr. Fieler directly beneficially owns 129,000 Common Shares reported in this Amendment No. 3 and may be deemed to indirectly beneficially own 209,000 Common Shares reported in this Amendment No. 3, which a certain charitable foundation directly beneficially owns of which Mr. Fieler is chairman of the board and has investment discretion over the Common Shares and Mr. Fieler disclaims beneficial ownership of the 209,000 Common Shares for all other purposes. The charitable foundation is a corporation exempt from taxes under 501(c)(3) of the Internal Revenue Code. As a result, none of the board members of the foundation has a pecuniary interest in the shares held by the foundation.

A.  Mason Hill Advisors LLC

(a) Amount beneficially owned

As of December 31, 2014, Mason Hill may be deemed to beneficially own 7,208,485 Common Shares.

(b) Percent of class

The number of Common Shares that Mason Hill may be deemed to beneficially own is 5.65% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,208,485

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,208,485

B.  Equinox Asset Management LLC

(a) Amount beneficially owned

As of December 31, 2014, EAM may be deemed to beneficially own 7,078,575 Common Shares.

(b) Percent of class

The number of Common Shares that EAM may be deemed to beneficially own is 5.55% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,078,575

CUSIP No. 349915108

SCHEDULE 13G

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,078,575

C.  Equinox Partners, L.P.

(a) Amount beneficially owned

As of December 31, 2014, Equinox Partners may be deemed to beneficially own 6,310,106 Common Shares.

(b) Percent of class

The number of Common Shares that Equinox Partners may be deemed to beneficially own is 4.95% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,310,106

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,310,106

D.  Mason Hill Partners, LP

(a) Amount beneficially owned

As of December 31, 2014, Mason Hill Partners may be deemed to beneficially own 768,469 Common Shares.

(b) Percent of class

The number of Common Shares that Mason Hill Partners may be deemed to beneficially own is 0.60% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 768,469

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 768,469

E.  Equinox Illiquid General Partner, LP

(a) Amount beneficially owned

CUSIP No. 349915108

SCHEDULE 13G

As of December 31, 2014, Illiquid GP may be deemed to beneficially own 129,910 Common Shares.

(b) Percent of class

The number of Common Shares that Illiquid GP may be deemed to beneficially own is 0.10% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 129,910

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 129,910

F.  Equinox Illiquid Fund, LP

(a) Amount beneficially owned

As of December 31, 2014, Illiquid may be deemed to beneficially own 129,910 Common Shares.

(b) Percent of class

The number of Common Shares that Illiquid may be deemed to beneficially own is 0.10% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 129,910

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 129,910

G.  Sean M. Fieler

(a) Amount beneficially owned

As of December 31, 2014, Mr. Fieler may be deemed to beneficially own 7,546,485 Common Shares.

(b) Percent of class

CUSIP No. 349915108

SCHEDULE 13G

The number of Common Shares that Mr. Fieler may be deemed to beneficially own is 5.91% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 129,000

(ii) Shared power to vote or to direct the vote: 7,417,485*

(iii) Sole power to dispose or to direct the disposition of: 129,000

(iv) Shared power to dispose or to direct the disposition of: 7,417,485*

*Includes 209,000 Common Shares beneficially owned by a certain charitable foundation of which Mr. Fieler is chairman of the board and has investment discretion over the Common Shares. (See Item 4)

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See information in Item 2 above.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the

CUSIP No. 349915108

SCHEDULE 13G

securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2015

MASON HILL ADVISORS LLC By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager	EQUINOX ASSET MANAGEMENT LLC By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager
EQUINOX PARTNERS, L.P. By: Equinox Asset Management LLC, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager	MASON HILLS PARTNERS, LP By: Equinox Asset Management LLC, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager
EQUINOX ILLIQUID GENERAL PARTNER, LP By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Authorized Signatory	EQUINOX ILLIQUID FUND, LP By: Equinox Illiquid General Partner, LP, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Authorized Signatory
SEAN M. FIELER By: /s/ Sean M. Fieler